Exhibit 107
Calculation of Filing Fee Tables
SC TO-I
(Form Type)
Cumulus Media Inc.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of filing fee
Fees to Be Paid	$10,000,000(1)	$110.20 per $1,000,000	$1,102
Fees Previously Paid	—		$1,102(2)
Total Transaction Valuation	$10,000,000(1)
Total Fees Due for Filing			$1,102
Total Fees Previously Paid			$1,102(2)
Total Fee Offsets			—
Net Fee Due			—
(1) The transaction value is estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to $10,000,000 of shares of Class A common stock.
(2) The fee of $1,102 was paid in connection with the filing of the Schedule TO-I by the Company on May 12, 2023.